May 14, 2019

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Attention:Tracey McKoy, Staff Accountant, Division of Corporation Finance, Office of Manufacturing and Construction

Re:Textainer Group Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed March 25, 2019 (the “2018 Form 20-F”)

File No. 1-33725

Dear Ms. McKoy:

Textainer Group Holdings Limited (“we” or “the Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) received by letter dated May 6, 2019, relating to the above-referenced filing.  For the Staff’s convenience, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

A.	Operating Results, page 55
1.

Based on your effective tax rate reconciliation within Note 11, it appears there are other material factors impacting your income tax benefit/(expense) that should be included in your MD&A discussion so that readers can fully understand the variances and assess the continuing impact. For example, it appears that the differences in your “foreign tax rate” caption in your rate reconciliation changed from additional benefit of $1.3 million or a 5.8% decrease to your effective tax rate in 2017 to an income tax benefit of $0.1 million or 0.24% decrease to the effective tax rate in 2018. We further note your disclosures on page F-34 indicate that the US Tax Cuts and Job Act favorably impacted your tax rate by 11.9%. As such, it appears that there are other material factors that are negatively impacting your foreign tax rate line that offset the 11.9% benefit from the US Tax Cuts and Job Act. Given the impact to your effective income tax rate, it appears a more robust Analysis around the other factors impacting this line item should be included in your disclosures. In considering your disclosures please note that material items that are not expected to recur should be highlighted. In addition, please note that Article 4-08(h)(2) of Regulation S-X requires that reconciling items exceeding 5% be

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

May 14, 2019

separately presented. The disclosures should fully explain why your effective tax rate changed from 7.24% in 2017 to 3.60% in 2018. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financing Reporting Codification for guidance.

The Company acknowledges the Staff’s comment and will provide a more robust effective tax rate reconciliation with a format similar to the schedule noted below.  The Company will apply this new format beginning with its 2019 Form 20-F.  The Company will make reference within its 2019 Form 20-F MD&A (Operating Results) section to this schedule which will appear within the financial statement footnote disclosures.

	2018		2017

Profit Before Tax	56,275		22,360

Tax uncertainties	2,167	3.85%	2,915	13.04%

Foreign taxes
Stock based compensation	128	0.23%	(304)	-1.36%
Adjustment for prior years	786	1.40%	(71)	-0.32%
Revaluation of deferred taxes due to TCJA (a)	-	0.00%	(2,653)	-11.86%
Foreign derived intangible income	(199)	-0.35%	-	0.00%
Valuation allowance	(147)	-0.26%	1,166	5.21%
Foreign rate difference	(758)	-1.35%	565	2.53%
Other	48	0.09%	-	0.00%
	(142)	-0.25%	(1,297)	-5.80%

	2,025	3.60%	1,618	7.24%

(a)	The Company recorded one-time credit adjustment to its 2017 income tax expense resulting from a revaluation of deferred taxes due to TCJA.

General

2.You disclose on page 48 that Mediterranean Shipping company accounted for 13.7% and CMA-CGM accounted for 13.4% of your total 2018 owned and managed fleet’s container lease rental income.  The websites of both of these companies provide contact information for offices in, and offer shipping services to and from, both Sudan and Syria.

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

May 14, 2019

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.  Please describe to us the nature and extent of any past, current and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.  Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision.  Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period.  Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

The Company does not have (and except for the Sudan matter noted below, has not had) any direct or indirect contacts with Syria or Sudan or the governments of these countries.  We do not lease shipping containers to companies based in these countries and we do not have any offices, employees or agents in these countries.  The customers identified in your inquiry are not based in any of these two countries, and our relationships are primarily with the main offices of these customers which are located in France and Switzerland.  The leases for these customers require that they use the leased shipping containers in compliance with trade sanction laws applicable to the customer.  We have no involvement with any of our customers’ branches or locations, if any, in Syria or Sudan.  Additionally, we do not allow any of our customers to pick-up or re-deliver shipping containers at the beginning or end of a lease in either Syria or Sudan.  The Company conducts regular periodic screening of our customer list against the U.S. Treasury Department’s Specially Designated Nationals List and does not do business with parties on that list.

In May and September 2010, the Company’s subsidiary, Textainer Equipment Management (U.S.) Limited, made voluntary self disclosure to the Office of Foreign Assets Control (“OFAC”) about aborted and actual payments to entities in Sudan and Iran.  These were in connection with efforts to recover containers that were improperly abandoned in Sudan and Iran in violation of the Company’s lease terms and the lessees’ obligations.  The payments involved total less than $32,000.  On March 15, 2017 OFAC responded to the Company about this matter noting that OFAC had completed its review of the matter and issued the Company a “Cautionary Letter” in lieu of monetary sanctions.

As noted above, the Company does not have any contacts with Sudan or Syria.  The matters previously disclosed to OFAC are immaterial both quantitatively and qualitatively and Textainer Equipment Management (U.S.) Limited promptly and voluntarily notified OFAC about these matters in 2010.  The Company does not believe the matter would have any impact on investor sentiment given that they are immaterial.

* * * * *

Securities and Exchange Commission

Re:  Textainer Group Holdings Limited

May 14, 2019

As requested by the Staff, in connection with the Company’s responses, the Company acknowledges that—

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (+1.415.658.8261) or mkc@textainer.com.  In addition, we respectfully request that you provide an electronic (“e-mail”) copy of any additional comments you may have to my attention. Thank you for your assistance.

Very truly yours,

TEXTAINER GROUP HOLDINGS LIMITED

/s/ Michael Chan

Michael Chan

Executive Vice President and

Chief Financial Officer